Mail Stop 3561

May 17, 2007

Mr. Kevin Ericksteen
President
J. Allen Greer, Inc.
10135 E. Via Linda
Suite D-224A
Scottsdale, AZ 85260

>        **Re:    J. Allen Greer, Inc.**
>                 **Item 4.01 Form 8-K**
>                 **Filed May 16, 2007**
>                 **File No. 000-32769**

Dear Mr. Ericksteen:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed May 16, 2007

1. Please amend your Form 8-K to state specifically whether <u>each</u> of the former accountants, Braverman & Co. and DeJoya Griffith & Company, resigned, declined to stand for re-election or was dismissed and state the specific date of the action as required by Item 301(a)(1)(i) of Regulation S-B.  Unless each former accountant resigned, please indicate whether the board of directors recommended or approved the decision to change accountants.

2.  Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the audit reports of Braverman & Co and DeJoya Griffith & Company on the financial statements for either of the past two years preceding termination contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's reports.  Please revise.

3.  Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during your two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused them to make reference to the subject matter of the disagreements in connection with their reports.  Please provide this information for DeJoya Griffith & Company from the date of engagement through the date of resignation, declination or dismissal.

4.  Disclose the date you engaged DeJoya Griffith & Company.

5.  Please file individual letters from Braverman & Co and DeJoya Griffith & Company stating whether <u>each</u> former accountant agrees with your applicable revised Item 304 disclosures or the extent to which they do not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3358.

Sincerely,


Dave Walz
Staff Accountant